Exhibit 99.1
Gannett Co., Inc. and Subsidiaries
Unaudited, in thousands of dollars
Excludes discontinued operations
On September 3, 2008, the Company increased its ownership in CareerBuilder LLC (CareerBuilder) to 50.8% from 40.8%, and in connection therewith became the majority and controlling owner of CareerBuilder. Accordingly, the results of CareerBuilder beginning with September 2008 are now fully consolidated. On June 30, 2008, the Company increased its ownership in ShopLocal LLC (ShopLocal) to 100% from 42.5%, and from that date the results of ShopLocal are now fully consolidated. Prior to these acquisitions, the equity share of CareerBuilder and ShopLocal results were reported as equity earnings.
Beginning with the third quarter of 2008, a new “Digital” business segment is being reported, which includes CareerBuilder and ShopLocal results from the date of full consolidation, as well as PointRoll, Planet Discover and Schedule Star. Prior period results for PointRoll, Planet Discover and Schedule Star have been reclassified from the publishing segment to the digital segment. The table below shows the recast segment results reflecting the new segment.

	First Quarter		Second Quarter		Third Quarter		Year-to-Date
	2008	2007	2008	2007	2008	2007	2008	2007

Operating Revenues
Publishing	$1,492,796	$1,635,068	$1,505,413	$1,691,623	$1,362,716	$1,591,972	$4,360,925	$4,918,663
Digital	13,893	13,087	20,008	16,346	77,594	17,181	111,495	46,614
Broadcasting	170,180	183,059	192,568	204,666	197,000	189,540	559,748	577,265

Total	$1,676,869	$1,831,214	$1,717,989	$1,912,635	$1,637,310	$1,798,693	$5,032,168	$5,542,542

Operating Income (Loss)
Publishing	$286,394	$338,546	$(2,207,296)	$395,357	$183,432	$329,365	$(1,737,470)	$1,063,268
Digital	(862)	2,062	4,510	3,922	6,136	6,043	9,784	12,027
Broadcasting	57,805	64,162	79,234	87,412	83,957	71,479	220,996	223,053
Corporate	(15,706)	(23,053)	(9,994)	(18,700)	(14,344)	(17,758)	(40,044)	(59,511)

Total	$327,631	$381,717	$(2,133,546)	$467,991	$259,181	$389,129	$(1,546,734)	$1,238,837

Depreciation/Amortization/ Intangible Asset Impairment
Publishing	$54,002	$57,015	$2,546,717	$57,837	$48,224	$56,264	$2,648,943	$171,116
Digital	1,377	1,296	1,405	1,326	4,094	1,330	6,876	3,952
Broadcasting	8,495	8,723	10,160	8,459	8,513	8,270	27,168	25,452
Corporate	3,968	4,006	5,176	3,910	3,974	4,005	13,118	11,921

Total	$67,842	$71,040	$2,563,458	$71,532	$64,805	$69,869	$2,696,105	$212,441